Filed Pursuant to Rule 433
Registration No. 333-158385
January 25, 2011
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
Product Supplement dated April 9, 2009, and
Underlying Supplement no. 4 dated October 22, 2010)

HSBC USA Inc.

Accelerated Market Participation Securities™ ("AMPS")

- ▸ AMPS™ linked to the iShares® MSCI Emerging Markets Index Fund
- ▸ 13-month maturity
- ▸ 2x exposure to any positive return in the reference asset, subject to a maximum return

The Accelerated Market Participation Securities™ ("AMPS" or, each a "security" and collectively the "securities") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The AMPS will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying underlying supplement, product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. We may use this free writing prospectus in the initial sale of securities. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-13 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page PS-4 of the accompanying product supplement, page S-3 of the accompanying prospectus supplement, and page US4-2 of the accompanying underlying supplement no. 4.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1]HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of up to 1.00% per $1,000 Principal Amount of securities in connection with the distribution of the securities, a portion of which may consist of a combination of selling concessions of up to 1.00% or referral fees of up to 1.00%. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-13 of this free writing prospectus.

HSBC

HSBC USA Inc.

Accelerated Market Participation Securities™ (AMPS)
Linked to the iShares® MSCI Emerging Markets Index Fund

Indicative Terms*

Principal Amount	$1,000 per security
Term	13 months
Reference Asset	iShares® MSCI Emerging Markets Index Fund ("EEM")
Upside Participation Rate	200% (2x) exposure to any positive Reference Return, subject to the Maximum Cap
Maximum Cap	23.00%
Payment at Maturity per security	**If the Reference Return is greater than or equal to zero**, you will receive the lesser of: a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate) b) $1,000 + ($1,000 × Maximum Cap) **If the Reference Return is less than zero:** $1,000 + ($1,000 × Reference Return) If the Reference Return is less than zero, you may lose up to 100% of your investment.
Reference Return	$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Initial Price	See page FWP-4
Final Price	See page FWP-5
Trade Date	January 25, 2011
Pricing Date	January 25, 2011
Settlement Date	January 28, 2011
Final Valuation Date	February 27, 2012
Maturity Date	March 1, 2012
CUSIP	4042K1CV3

* As more fully described beginning on page FWP-4.

The AMPS™

For investors who seek a particular Market Exposure and who believe the Reference Asset will appreciate over the term of the AMPS, the AMPS provide an opportunity for accelerated returns (subject to the Maximum Cap). If the Reference Return is less than zero, then the AMPS provide 1:1 exposure to any decline in the Reference Asset.

If the Reference Asset appreciates over the term of the securities, you will realize 200% (2x) of the Reference Asset appreciation up to the Maximum Cap. Should the Reference Asset decline, you will lose 1% of your investment for every 1% decline in the Reference Asset.

The offering period for the AMPS is through **January 25, 2011**



Payoff Example

The table at right shows the hypothetical payout profile of an investment in the securities reflecting the 200% (2x) Upside Participation Rate and the Maximum Cap of 23.00%.

Reference Return	Participation in Reference Return	AMPS Return
20% 15%	2x upside exposure, subject to Maximum Cap	23% 23%
7% 4%	2x upside exposure	14% 8%
-3% -20%	1x downside exposure	-3% -20%

Information about the iShares® MSCI Emerging Markets Index Fund

iShares® MSCI Emerging Markets Index Fund

The EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. As of 1/24/2011, the MSCI Emerging Markets Index consisted of the following 21 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey.



Historical Performance of the Reference Asset

Source: Bloomberg Professional® service

The graph above illustrates the 5-yr month-end performance of the Reference Asset through January 21, 2011 (using January 21, 2011 as the month-end for January 2011). Past performance is not necessarily an indication of future results. For further information on the Reference Asset please see "The iShares® MSCI Emerging Markets Index Fund" on page FWP-12 and in the accompanying underlying supplement no. 4. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. or any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Reference Asset.

HSBC USA Inc.
Accelerated Market Participation Securities™ (AMPS)



Linked to the iShares® MSCI Emerging Markets Index Fund

All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Accelerated Market Participation Securities. The offering of securities will have the terms described in this free writing prospectus and the accompanying product supplement, prospectus supplement, prospectus and underlying supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus or underlying supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return is negative, lose up to 100% of your principal.**

This free writing prospectus relates to an offering of securities linked to the performance of the iShares® MSCI Emerging Markets Index Fund (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)[†]
Principal Amount:	$1,000 per security
Reference Asset:	iShares® MSCI Emerging Markets Index Fund (Ticker: EEM)
Trade Date:	January 25, 2011
Pricing Date:	January 25, 2011
Settlement Date:	January 28, 2011
Final Valuation Date:	February 27, 2012. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be March 1, 2012. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Upside Participation Rate:	200%
Maximum Cap:	23.00%
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	*If the Reference Return is greater than or equal to zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:
	(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate)
	(b) $1,000 + ($1,000 × Maximum Cap)
	If the Reference Return is less than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to:
	$1,000 + ($1,000 × Reference Return)
	Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below zero. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount. **If the Reference Return is less than zero, you may lose up to 100% of your investment.**
Reference Return:	The quotient, expressed as a percentage, calculated as follows:
	$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Initial Price:	The Official Closing Price on the Pricing Date.

Final Price:	The Official Closing Price on the Final Valuation Date, adjusted by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying underlying supplement no. 4.
Official Closing Price:	The closing price of the iShares® MSCI Emerging Markets Index Fund on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "EEM UP <EQUITY>" or any successor page on Bloomberg Professional® service or any successor service, as applicable.
Form of securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
CUSIP / ISIN:	4042K1CV3 /

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

GENERAL

This free writing prospectus relates to a single offering of securities linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, the product supplement dated April 9, 2009 and the underlying supplement no. 4 dated October 22, 2010. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Accelerated Market Participation Securities. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus or underlying supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, page PS-4 of the product supplement, page S-3 of the prospectus supplement and page US4-2 of underlying supplement no. 4, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and underlying supplement no. 4) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, product supplement and underlying supplement no. 4 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The underlying supplement no. 4 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055207/v199610_424b2.htm

▸ The product supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than or equal to zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:

    (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate)

    (b) $1,000 + ($1,000 × Maximum Cap)

If the Reference Return is less than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return})$$

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below zero. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount. **If the Reference Return is less than zero, you may lose up to 100% of your investment.**

Interest

The securities will not pay periodic interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Issuer

The reference issuer is iShares, Inc.

INVESTOR SUITABILITY

The securities may be suitable for you if:

- You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the price of the Reference Asset will increase over the term of the securities, but not by more than the Maximum Cap as leveraged by the Upside Participation Rate.
- You are willing to invest in the securities based on the Maximum Cap of 23.00%, which may limit your return at maturity.
- You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than zero.
- You are willing to forego dividends or other distributions paid to holders of the Reference Asset or the stocks comprising the Reference Asset.
- You do not seek current income from your investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the securities to maturity.
- You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

- You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.
- You are unwilling to invest in the securities based on the Maximum Cap of 23.00%, which may limit your return at maturity.
- You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below zero.
- You seek an investment that is 100% principal protected.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You prefer to receive the dividends or other distributions paid to holders of the Reference Asset or the stocks comprising the Reference Asset.
- You seek current income from your investment.
- You seek an investment for which there will be an active secondary market.
- You are unable or unwilling to hold the securities to maturity.
- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement, on page PS-4 of the accompanying product supplement and on page US4-2 of underlying supplement no. 4. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying underlying supplement, product supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, product supplement and underlying supplement including the explanation of risks relating to the securities described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement;

▶ "— Additional Risks Relating to Notes Linked to the Performance of Exchange-Traded Funds" in the product supplement;

▶ "— Securities Prices Generally are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in Which They Trade and, to a Lesser Extent, Foreign Markets" in the underlying supplement no. 4;

▶ "— The Notes are Subject to Currency Exchange Risk" in underlying supplement no. 4; and

▶ "— There are Risks Associated with Emerging Markets" in underlying supplement no. 4.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

You will be exposed to the decline in the Final Price from the Initial Price. Accordingly, if the Reference Return is less than zero, your Payment at Maturity will be less than the Principal Amount of your securities. **You may lose up to 100% of your investment at maturity if the Reference Return is negative.**

The appreciation on the securities is limited by the Maximum Cap.

You will not participate in any appreciation in the price of the Reference Asset (as magnified by the Upside Participation Rate) beyond the Maximum Cap. **You will not receive a return on the securities greater than the Maximum Cap.**

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market level of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive periodic interest payments.

Changes that affect the Reference Asset will affect the market value of the securities and the amount you will receive at maturity.

The policies of the reference issuer concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference issuer takes account of certain changes affecting those constituents included in the Reference Asset may affect the price of the Reference Asset. The policies of the reference issuer with respect to the calculation of the Reference Asset could also affect the price of the Reference Asset. The reference issuer may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the securities.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

The securities are not insured by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

There is limited anti-dilution protection.

For certain events affecting shares of the Reference Asset, such as stock splits or extraordinary dividends, the calculation agent may make adjustments to the Final Price which may affect your Final Settlement Value. However, the calculation agent is not required to make an adjustment for every corporate action which affects the shares of the Reference Asset. If an event occurs that does not require the calculation agent to adjust the amount of the shares of the Reference Asset, the market price of the securities and the Final Settlement Value may be materially and adversely affected.

An index fund and its underlying index are different.

The performance of an index fund may not exactly replicate the performance of its underlying index, because the index fund will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that an index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the index fund or due to other circumstances. An index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

The Reference Asset is subject to management risk.

The Reference Asset is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Reference Asset, utilizing a "passive" or indexing investment approach, attempts to approximate the investment performance of its underlying index by investing in a portfolio of securities that generally replicate the underlying index. Therefore, unless a specific security is removed from the underlying index, the Reference Asset generally would not sell a security because the security's issuer was in financial trouble. In addition, the Reference Asset is subject to the risk that the investment strategy of the Reference Asset's investment adviser may not produce the intended results.

Certain built-in costs are likely to adversely affect the level of the securities prior to maturity.

While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your securities, the original issue price of the securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

Lack of liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" below, the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Price. We cannot predict the Final Price of the Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Price used in the illustrations below is not the actual Initial Price of the Reference Asset to which your securities are linked. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset. With respect to the securities, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC.

The table below illustrates the Payment at Maturity on a $1,000 investment in securities for a hypothetical range of performances for the Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the Reference Asset or return of the securities.

The following table and examples assume the following:
- Principal Amount: $1,000
- Upside Participation Rate: 200%
- Hypothetical Initial Price: $45.00 (The actual Initial Price will be determined on the Pricing Date)
- Maximum Cap: 23.00%

Hypothetical Final Price	Hypothetical Reference Return	Hypothetical Total Return
$90.00	100.00%	23.00%
$85.50	90.00%	23.00%
$81.00	80.00%	23.00%
$76.50	70.00%	23.00%
$72.00	60.00%	23.00%
$67.50	50.00%	23.00%
$63.00	40.00%	23.00%
$58.50	30.00%	23.00%
$54.00	20.00%	23.00%
$51.75	15.00%	23.00%
$50.18	11.50%	23.00%
$49.50	10.00%	20.00%
$47.25	5.00%	10.00%
$45.90	2.00%	4.00%
$45.45	1.00%	2.00%
$45.00	**0.00%**	**0.00%**
$44.55	-1.00%	-1.00%
$44.10	-2.00%	-2.00%
$42.75	-5.00%	-5.00%
$40.50	-10.00%	-10.00%
$38.25	-15.00%	-15.00%
$36.00	-20.00%	-20.00%
$31.50	-30.00%	-30.00%
$27.00	-40.00%	-40.00%
$22.50	-50.00%	-50.00%
$18.00	-60.00%	-60.00%
$13.50	-70.00%	-70.00%
$9.00	-80.00%	-80.00%
$4.50	-90.00%	-90.00%
$0.00	-100.00%	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities. The numbers appearing in the examples below have been rounded for ease of analysis.

Example 1: The Final Price is $47.25.

Because the Initial Price is $45.00 and the Final Price is $47.25, the Reference Return is 5.00%, calculated as follows:

$$($47.25 - $45.00) / $45.00 = 5.00\%$$

	Reference Asset
Initial Price	$45.00
Final Price	$47.25
Reference Return	5.00%
Final Settlement Value:	**$1,100.00**

Here, the Reference Return is 5.00%. Because the Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is less than the Maximum Cap, the Final Settlement Value would be $1,100.00 per $1,000 Principal Amount of securities calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return} \times \text{Upside Participation Rate})$$
$$= \$1,000 + (\$1,000 \times 5.00\% \times 200\%)$$
$$= \$1,100.00$$

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 200% when the Reference Return is positive and if such amount is equal to or less than the Maximum Cap.

Example 2: The Final Price is $51.75.

Because the Initial Price is $45.00 and the Final Price is $51.75, the Reference Return is 15.00%, calculated as follows:

$$($51.75 - $45.00) / $45.00 = 15.00\%$$

	Reference Asset
Initial Price	$45.00
Final Price	$51.75
Reference Return	15.00%
Final Settlement Value:	**$1,230.00**

Here, the Reference Return is 15.00%. Because the Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is greater than the Maximum Cap, the Final Settlement Value would be $1,230.00 per $1,000 Principal Amount of securities calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Maximum Cap})$$
$$= \$1,000 + (\$1,000 \times 23.00\%)$$
$$= \$1,230.00$$

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is positive and if such Reference Return multiplied by 200% exceeds the Maximum Cap.

Example 3: The Final Price is $31.50.

Because the Initial Price is $45.00 and the Final Price is $31.50, the Reference Return is -30.00%, calculated as follows:

$$($31.50 - $45.00) / $45.00 = -30.00\%$$

	Reference Asset
Initial Price	$45.00
Final Price	$31.50
Reference Return	-30.00%
Final Settlement Value:	**$700.00**

Here, the Reference Return is -30.00%. Because the Reference Return is less than the zero, the Final Settlement Value would be $700.00 per $1,000 Principal Amount of securities calculated as follows:

$$\$1,000 + [\$1,000 \times \text{Reference Return}]$$
$$= \$1,000 + [\$1,000 \times (-30.00\%)]$$
$$= \$700.00$$

Example 3 shows that you are exposed to a 1% loss to your Principal Amount for each percentage point that the Reference Return is below zero. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES IF THE REFERENCE RETURN IS NEGATIVE.

THE ISHARES® MSCI EMERGING MARKETS INDEX FUND

Description of the EEM

The EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. As of January 24, 2011, the MSCI Emerging Markets Index consisted of the following 21 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey.

For more information about the EEM, see "The iShares® MSCI Emerging Markets Index Fund" on page US4-22 of the accompanying underlying supplement no. 4.

Historical Performance of the EEM

The following graph sets forth the historical performance of the EEM based on the monthly historical closing prices from January 31, 2006 through January 21, 2011 (using January 21, 2011 as the monthly historical closing price for January 2011). The closing price for the EEM on January 21, 2011 was $46.46. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical prices of the EEM should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the EEM on the Final Valuation Date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$33.79	$30.00	$33.02
4/3/2006	6/30/2006	$37.08	$27.12	$31.23
7/3/2006	9/29/2006	$33.33	$29.03	$32.29
10/2/2006	12/29/2006	$38.26	$31.63	$38.10
1/3/2007	3/30/2007	$39.85	$34.52	$38.75
4/2/2007	6/29/2007	$44.62	$38.74	$43.82
7/2/2007	9/28/2007	$50.49	$37.15	$49.78
10/1/2007	12/31/2007	$55.83	$47.22	$50.10
1/2/2008	3/31/2008	$50.75	$40.68	$44.79
4/1/2008	6/30/2008	$52.48	$44.43	$45.19
7/1/2008	9/30/2008	$44.76	$30.88	$34.53
10/1/2008	12/31/2008	$34.29	$18.22	$24.97
1/2/2009	3/31/2009	$27.28	$19.87	$24.81
4/1/2009	6/30/2009	$34.88	$24.72	$32.23
7/1/2009	9/30/2009	$39.51	$30.25	$38.91
10/1/2009	12/31/2009	$42.52	$37.30	$41.50
1/4/2010	3/31/2010	$43.47	$35.01	$42.12
4/1/2010	6/30/2010	$44.02	$35.21	$37.32
7/1/2010	9/30/2010	$44.99	$36.76	$44.77
10/1/2010	12/31/2010	$48.62	$44.51	$47.62
1/3/2011*	1/21/2011*	$48.32	$46.44	$46.46

* As of the date of this free writing prospectus available information for the first calendar quarter of 2011 includes data for the period from January 3, 2011 through January 21, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2011. The closing price of EEM on January 21, 2011 was $46.46.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions of up to 1.00%, or $1.00, per $1,000 Principal Amount of securities. HSBC Securities (USA) Inc. may allow selling concession on sales of such securities by other brokers or dealers of up to 1.00%, or $10.00, or may pay referral fees to other broker-dealers of up to 1.00%, or $10.00, per $1,000 Principal Amount of securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the securities as pre-paid forward or other executory contracts with respect to the Reference Asset. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership" transactions, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Reference Asset (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the security at fair market value and sold them at fair market value on the Maturity Date (if the security was held until the Maturity Date) or on the date of sale or exchange of the security (if the security was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security).

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such security for an amount equal to the "issue price" of the security and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether any of the entities whose stock is owned by the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is owned by the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by

the entities whose stock is owned by the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is owned by the Reference Asset is or becomes a PFIC or a USRPHC

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

HSBC USA Inc.

$ Accelerated Market Participation Securities linked to the iShares® MSCI Emerging Markets Index Fund

January 25, 2011

FREE WRITING PROSPECTUS